# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AYTU BIOPHARMA, INC, CIK 0001385818
CUSIP: 054754858
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 7900 E. UNION AVENUE, SUITE 920, DENVER, Colorado (CO), 80237
Date of event which requires filing of this statement: 05/14/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001688522

## Reporting persons
- Philotimo Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 255,810; sole dispositive power 0; shared dispositive power 255,810; aggregate amount beneficially owned 255,810 (4.1% of the class)
- Philotimo Focused Growth & Income Fund: type of reporting person: investment company (IV); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 125,995; sole dispositive power 0; shared dispositive power 125,995; aggregate amount beneficially owned 125,995 (2% of the class)
- Kanen Wealth Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Florida (FL); member of a group; sole voting power 0; shared voting power 381,805; sole dispositive power 0; shared dispositive power 381,805; aggregate amount beneficially owned 381,805 (6.2% of the class)
- Kanen David: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 381,805; sole dispositive power 0; shared dispositive power 381,805; aggregate amount beneficially owned 381,805 (6.2% of the class)

## Item 1. Issuer
Name of issuer: AYTU BIOPHARMA, INC
Address of issuer's principal executive offices: 7900 East Union Avenue, Suite 920, Denver, CO 80237

## Item 2. Person Filing
Name of person filing:
This statement is filed by Philotimo Fund LP, a Delaware limited partnership ("Philotimo"), Philotimo Focused Growth & Income Fund, a series of World Funds Trust, a Delaware statutory trust ("PHLOX"), Kanen Wealth Management, LLC, a Florida limited liability company ("KWM"), and David L. Kanen. Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

KWM is the general partner of Philotimo and the investment manager of PHLOX. Mr. Kanen serves as the managing member of KWM. By virtue of these relationships, KWM and Mr. Kanen may be deemed to beneficially own the shares of Common Stock, par value $0.0001 per share (the "Shares"), of Aytu BioPharma, Inc. (the "Issuer"), owned by each of Philotimo and PHLOX.
Address of principal business office or, if none, residence: The principal business address of each of Philotimo, PHLOX, KWM and Mr. Kanen is 6810 Lyons Technology Circle, Suite 160, Coconut Creek, Florida 33073.
Citizenship: Philotimo is organized under the laws of the State of Delaware. PHLOX is a series of World Funds Trust, a statutory trust organized under the laws of the State of Delaware. KWM is organized under the laws of the State of Florida. Mr. Kanen is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of the close of business on May 14, 2025:

(i) Philotimo beneficially owned 255,810 Shares;

(ii) PHLOX beneficially owned 125,995 Shares;

(iii) KWM beneficially owned 381,805 Shares, consisting of (a) the 255,810 Shares owned directly by Philotimo, which KWM may be deemed to beneficially own as the general partner of Philotimo and (b) the 125,995 Shares owned directly by PHLOX, which KWM may be deemed to beneficially own as the investment manager of PHLOX; and

(iv) Mr. Kanen beneficially owned 381,805 Shares, consisting of (a) the 255,810 Shares owned directly by Philotimo, which Mr. Kanen may be deemed to beneficially own as the managing member of KWM and (b) the 125,995 Shares owned directly by PHLOX, which Mr. Kanen may be deemed to beneficially own as the managing member of KWM.

Each Reporting Person is a member of a "group" with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and such group may be deemed to beneficially own the 381,805 Shares beneficially owned in the aggregate by all the Reporting Persons, constituting approximately 6.2% of the outstanding Shares. Each Reporting Person disclaims beneficial ownership of the Shares that he or it does not directly own.
Percent of class:
The aggregate percentage of the Shares reported owned by each person named herein is based upon 6,170,246 Shares outstanding as of May 1, 2025, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 14, 2025.

As of the close of business on May 14, 2025:

(i) Philotimo beneficially owned approximately 4.1% of the outstanding Shares;

(ii) PHLOX beneficially owned approximately 2.0% of the outstanding Shares;

(iii) KWM beneficially owned approximately 6.2% of the outstanding Shares; and

(iv) Mr. Kanen beneficially owned approximately 6.2% of the outstanding Shares.
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.1.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
99.1 - Joint Filing Agreement

## Signatures
- Philotimo Fund, LP: /s/ David L. Kanen, David L. Kanen, Managing Member of Kanen Wealth Management, LLC, its general partner (06/26/2025)
- Philotimo Focused Growth & Income Fund: /s/ David L. Kanen, David L. Kanen, Managing Member of Kanen Wealth Management, LLC, its investment manager (06/26/2025)
- Kanen Wealth Management LLC: /s/ David L. Kanen, David L. Kanen, Managing Member (06/26/2025)
- Kanen David: /s/ David L. Kanen, David L. Kanen (06/26/2025)